Exhibit 4.8

ALLONGE #6 TO CONVERTIBLE PROMISSORY NOTE

This Allonge #6, dated as of April 30, 2015, is attached to and made a part of that certain Convertible Promissory Note (the “Note”) dated April 14, 2009, in the original principal amount of One Million Dollars ($1,000,000) made by Onstream Media Corporation (the “Company”) to the order of Rockridge Capital Holdings, LLC (the “Investor”) and amended by (i) an Allonge dated September 11, 2009 which among other things increased the Principal Amount under the Note to Two Million Dollars ($2,000,000) and (ii) Allonges dated December 11, 2012, February 28, 2014, September 20, 2014 and December 31, 2014, which among other things modified the repayment schedule, for the purpose of annexing thereto the following modifications.

1)

It is hereby agreed that the remaining principal balance outstanding under the Note as of the date of this Allonge #6 is $400,000 after consideration of all payments made to date and such remaining principal balance outstanding under the Note is due and payable on October 15, 2015. It is further agreed that the Company will pay the outstanding principal under the Note upon its sale of any of its business units or subsidiaries, and within ten days after its receipt of related proceeds in excess of $5 million in aggregate.

2)

In addition to the principal repayment, interest will be payable at 12% per annum with remaining scheduled monthly payments of $4,000 per month on the last day of each month through September 2015 and a final interest payment of $2,000 on October 15, 2015. These interest payments will be appropriately adjusted, on a pro-rata daily basis, in the event of an early repayment of the note.

3)

In consideration of the above payment schedule, which represents a modification of the previous repayment schedule and most notably an extension of the previous balloon payment that was due on June 30, 2014, the Company hereby agrees to increase the origination fee due hereunder by thirty thousand (30,000) common shares, for a cumulative origination fee of six hundred ninety-six thousand six hundred sixty seven (696,667) restricted common shares of the Company, none of which shares have yet been issued and are in lieu of any other origination fees hereunder. The number of shares in this paragraph has been calculated after giving effect to the 1 for 6 reverse split effected by the Company on April 5, 2010.

Initials:   Investor DF   Company RSS

ALLONGE #6 TO CONVERTIBLE PROMISSORY NOTE

4)

The Investor hereby consents to modifications being made, at or about the same time as this Allonge #6 is being executed, to certain notes (later combined into one note) that were the subject of that certain Intercreditor Agreement dated February 28, 2014 between the Investor and Sigma Opportunity Fund II, LLC (“Sigma”). Such modifications include (i) the extension of the principal due date of the current note to October 15, 2015, and a potential increase in the outstanding principal amount to $1,583,000, with interest payable monthly on the outstanding balance at 21% per annum through such extended due date, (ii) the provision that Sigma may repay the Note at any time after the Company’s default on this Note or the Sigma note and (iii) additional consideration paid by the Company to Sigma in consideration of such modifications.

5)

Other than as modified above and as previously amended, the Note remains unmodified and in full force and effect.

Above agreed to and accepted by:

COMPANY:

ONSTREAM MEDIA CORPORATION

By:  /s/ Randy S. Selman

Initials: RSS

Name:  Randy S. Selman

Title:  President and Chief Executive Officer

INVESTOR:

ROCKRIDGE CAPITAL HOLDINGS, LLC

By:  /s/ David Friedman

Initials: DF

Name:  David Friedman

Title:    Managing Director